SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

LifeLock, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53224V100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 7

CUSIP #53224V100	Page 2 of 8

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XII, LLC (“KPCB XII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 51,978 shares, except that KPCB XII Associates, LLC (“Associates”), the managing member of KPCB XII, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 51,978 shares, except that Associates, the managing member of KPCB XII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,978
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #53224V100	Page 3 of 8

1	NAME OF REPORTING PERSONS KPCB XII Founders Fund, LLC (“KPCB XII Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 993 shares, except that Associates, the managing member of KPCB XII Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 993 shares, except that Associates, the managing member of KPCB XII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #53224V100	Page 4 of 8

1	NAME OF REPORTING PERSONS KPCB XII Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
52,971 shares, of which 51,978 are directly owned by KPCB XII and 993 are directly owned by KPCB XII Founders. Associates, the managing member of KPCB XII and KPCB XII Founders, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
52,971 shares, of which 51,978 are directly owned by KPCB XII and 993 are directly owned by KPCB XII Founders. Associates, the managing member of KPCB XII and KPCB XII Founders, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,971
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #53224V100	Page 5 of 8

This Amendment No. 2 amends the Statement on Schedule 13G previously filed by Kleiner Perkins Caufield & Byers XII, LLC, a Delaware limited liability company, KPCB XII Founders Fund, LLC, a Delaware limited liability company, and KPCB XII Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 2.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2014:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP #53224V100	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

KLEINER PERKINS CAUFIELD & BYERS XII, LLC, a Delaware limited liability company

By: KPCB XII ASSOCIATES, LLC, a Delaware limited liability company, its general partner

By:	/s/ Paul Vronsky
Paul Vronsky
General Counsel

KPCB XII FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XII ASSOCIATES, LLC, a Delaware limited liability company, its general partner

By:	/s/ Paul Vronsky
Paul Vronsky
General Counsel

KPCB XII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Paul Vronsky
Paul Vronsky
General Counsel

CUSIP #53224V100	Page 7 of 8

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	8

CUSIP #53224V100	Page 8 of 8

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.